SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 10, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips realigns the composition of its reporting segments”, dated January 10, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 10th day of January, 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(Chief Legal Officer)

Press Information

January 10, 2019

Philips realigns the composition of its reporting segments

Amsterdam, the Netherlands – To further align its businesses with customer needs, Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced a realignment of its three reporting segments Diagnosis & Treatment, Connected Care & Health Informatics, and Personal Health.

The most notable changes are the shift of the Sleep & Respiratory Care business from the Personal Health segment to the renamed Connected Care segment and the shift of the Healthcare Informatics business from the Connected Care segment to the Diagnosis & Treatment segment. Moreover, recognizing the importance of, and investments in the Image-Guided Therapy businesses, their leader Bert van Meurs joins Philips’ Executive Committee, effective as of January 1, 2019.

Effective as of January 1, 2019, Philips’ reporting segments are:

Diagnosis & Treatment, which unites the businesses related to the promise of precision diagnosis and disease pathway selection, and the businesses related to image-guided, minimally invasive treatments. This segment comprises the Diagnostic Imaging, Ultrasound, and Healthcare Informatics businesses led by Rob Cascella, and the Image-Guided Therapy businesses led by Bert van Meurs.

Connected Care, which focuses on patient care solutions, advanced analytics and patient and workflow optimization inside and outside the hospital, and aims to unlock synergies from integrating and optimizing patient care pathways, and leveraging provider-payer-patient business models. This segment comprises the Monitoring & Analytics, Therapeutic Care, Population Health Management, and Sleep & Respiratory Care (including the Home Respiratory Care business) businesses led by Carla Kriwet.

Personal Health, which focuses on healthy living and preventative care. This segment comprises the Personal Care, Domestic Appliances, Oral Healthcare, and Mother & Child Care businesses led by Roy Jakobs.

January, 2019 Page: 2

Philips reaffirms its overall targets of 4-6% comparable sales growth and an Adjusted EBITA margin improvement of 100 basis points on average per year for the 2017–2020 period [1], and an improvement of the organic Return on Invested Capital (ROIC) to mid-to-high teens in 2020. The company expects to increase the annual free cash flow to above EUR 1.5 billion in 2020 [2].

Philips will provide further details on the changes as part of the presentation of its fourth quarter and full year 2018 results on January 29, 2019.

[1]

Comparable sales exclude the effect of currency movements and acquisitions and divestments (changes in consolidation). Philips believes that comparable sales information enhances understanding of sales performance; Adjusted EBITA is defined as Income from operations (EBIT) excluding amortization of acquired intangible assets, impairment of goodwill and other intangible assets, restructuring charges, acquisition-related costs and other one-time charges and gains.

[2]	Free cash flow adjusted for one-time pension contributions and significant litigation.

For further information, please contact:

Steve Klink

Philips Group Press Office

Tel.: +31 6 10888824

E-mail : steve.klink@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Tel.: +31 20 59 77055

E-mail: Ksenija.gonciarenko@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2017 sales of EUR 17.8 billion and employs approximately 77,000 employees with sales and services in more than 100 countries. News about Philips can be found at http://www.philips.com/newscenter.